Exhibit 99.1

PCL EMPLOYEES HOLDINGS LTD.

YEAR-END REPORT TO SHAREHOLDERS

FOR FISCAL 2006

Ross Grieve	Joseph D. Thompson
President	Chairman
Chief Executive Officer	PCL Employees Holdings Ltd.
PCL Employees Holdings Ltd.

February 2007

Introduction

It is our privilege to present this year-end report reflecting on the fiscal year ended October 31, 2006, which marks the first fiscal period in our organization’s second century of operations. As well, we will comment on significant events that have occurred to this point in 2007. We will also make observations and comments about the opportunities and challenges which we see ahead of us in the next few years.

PCL Employees Holdings Ltd. owns various construction and equipment companies. These companies are independent of each other, have their own directors, officers, and management and operate in different construction sectors and geographic regions. This report includes a consolidation of the financial results for these companies and provides comments on their performance.

Throughout 2006 our organization reflected on our first one hundred years of operations and celebrated that significant milestone in many ways, including publishing our centennial book The PCL Story – Our First 100 Years and opening our legacy facility The Centennial Learning Centre in Edmonton. In addition to our reflections on the past and the celebrations of our centennial, we are proud to report that our organization’s performance in the 2006 fiscal period was nothing short of remarkable. This annual report will touch on the highlights of fiscal 2006.

We applaud the efforts of our companies this year in the area of safety. Our fiscal 2006 results give us continued confidence that our goal of zero incidents is achievable.

In fiscal 2006 our primary markets in the United States and Canada continued to be strong and our organization enjoyed record profitability with contributions from every one of our operating companies.

February 2007 Report to Shareholders of PCL Employees Holdings Ltd.	Page 1 of 12

FISCAL 2006

(Note: All dollars are expressed as Canadian dollars unless noted otherwise. All project values are approximate.)

A. Financial

Financial results for fiscal 2006 exceeded the mid-year forecast by a significant measure. Fiscal 2006 profit before bonus and tax of $353 million was 23% better than planned at mid-year, and was our best year ever. 2006 profit before bonus and tax increased 87% from 2005 results. This strong performance was impacted significantly by the record performance of many of our operating companies across the organization. Many of our companies set new profitability records. Special congratulations for record performances go out to Calgary, Edmonton, Saskatchewan, Winnipeg, Atlantic Canada, BC Region, Grand Sierra Equipment, San Diego, Los Angeles, Orlando, Bahamas, Industrial Edmonton, Monad, Melloy, Teton, and Industrial Services district offices.

2006 billings* of $4.7 billion set a new record for the organization and were up 23% from fiscal 2005. This saw us for the first time in our history pass the $4 billion threshold.

Our new work securement for fiscal 2006 of $5.5 billion was a new record as well, up marginally from the previous record set in 2005. Our carryover into fiscal 2007 of $5.6 billion is also a new record, up 12% from 2005, and when combined with the significant volume of highly probable projects that have yet to be awarded, fiscal 2007 should be our busiest year ever.

Once again we are pleased to see our organization be diligent in keeping our overhead at an acceptable level. Our 2006 overhead expense of $134 million came in $7 million less than what had been planned at mid-year. We congratulate all of our companies for their efforts in this regard.

Attached are the PCL Employees Holdings Ltd. audited financial statements for fiscal 2006. In response to these financial results, your board of directors has declared dividends of $9.05 per share payable February 15, 2007 to shareholders of record on January 31, 2007. After payment of these dividends, using the formula set forth in the Unanimous Shareholders Agreement, the directors have set the value of PCL Employees Holdings Ltd. shares at $22.00 per share, an increase of $1.25 per share from its previous value. The long-term bonus, calculated on the basis of $3.90 per share, plus the above stated dividend and the share value increase, total $14.20 per share, for a 68% return on last year’s share value of $20.75. This result well exceeds the 39% goal set in our Corporate Vision 2008.

The following table summarizes our financial results over the past five fiscal years.

	2006	2005	2004	2003	2002
Profit before bonuses & taxes	$352,911,000	$188,595,000	$135,569,000	$118,110,000	$108,990,000
Shares outstanding at October 31	17,888,807	15,577,612	14,112,701	12,862,189	11,354,311
Long term bonus per share	$3.90	$2.25	$1.87	$1.60	$1.90
Dividend per share	$9.05	$4.88	$3.03	$2.88	$3.64
Share value increase	$1.25	$0.75	$1.00	$0.75	$0.75
New share value	$22.00	$20.75	$20.00	$19.00	$18.25
Return on prior year end share value	68.4%	39.4%	31.1%	28.7%	35.9%

*	Reference to “billings” in this report means billed volume, which differs from the term “revenue” used in the PCL Employees Holdings Ltd. financial statements and SEC 20F filing. Differences between “billings” and “revenue” result from changes in unearned revenue and non-fee billings on agency construction management contracts.

February 2007 Report to Shareholders of PCL Employees Holdings Ltd.	Page 2 of 12

The following table summarizes our year-end financial results and our financial plan for fiscal 2007:

	Oct. 2006	2007 Plan
New work ($B)	5.5	7.6
Billings ($B)	4.7	5.9
Overhead ($M)	134	153
Profit ($M)	353	331
Carryover ($B)	5.6	7.2

Profit = earnings before bonuses and income taxes

B. Report on Operating Segments

B1. Buildings – Canada

B1.1 The North

PCL Constructors Northern Inc. wound down its work activity in 2006 and the Yellowknife office was closed. The marketplace will be monitored for possible future opportunity pursuits.

B1.2 British Columbia

The British Columbia region district office of PCL Constructors Westcoast Inc. (“BC Region”) successfully completed the addition to the Vancouver General Hospital in Vancouver, its first Public Private Partnership (P3) project. Currently on target, the Abbottsford General Hospital P3 project will open early in 2008. The Vancouver Convention Centre project remains a large significant project in British Columbia and our team is doing its best to deal with the challenges relating to both budget and schedule in this very dynamic marketplace. BC Region has two casino projects underway in the lower mainland and hopes to commence construction of the Town and Country Mall project on Vancouver Island in 2007. In general the market continues to be very active with significant opportunities for new projects.

In the British Columbia interior, the Kelowna satellite office of PCL Constructors Westcoast Inc. saw its activity levels decrease slightly from 2005, but has been given the go ahead for the new Kelowna Aquatic Centre, which will be a significant anchor project for this office.

B1.3 Alberta and Saskatchewan

PCL Construction Management Inc. (“PCL CM”) continues to enjoy extremely strong markets in the major urban centers of Edmonton and Calgary. PCL CM’s Edmonton district office is entering its final season on the Anthony Henday Drive Southeast Leg Ring Road project. This P3 project is on schedule and has the potential to be an extremely successful project for the Government of Alberta and for the consortium of which PCL has design build responsibility.

Construction has commenced at the University of Alberta on the large Centennial Centre for Interdisciplinary Sciences and PCL CM’s Edmonton district office has been selected for both parts of the “Edmonton Clinic” project, whose total value could reach or exceed $800 million.

February 2007 Report to Shareholders of PCL Employees Holdings Ltd.	Page 3 of 12

PCL CM’s Calgary district office commenced construction on Phase One of Oxford Development’s Centennial Centre and continues to be aligned with many other developers who are considering major office building complexes starting in 2007. Work will commence soon on a mixed-use residential and office complex for Balboa Developments near the Stampede Grounds.

PCL CM’s Saskatchewan district office has been awarded three significant new projects totaling in excess of $100 million, which leaves them with a record backlog.

B1.4 Central Canada and Manitoba

The Winnipeg district office of PCL Constructors Canada Inc. (“Constructors Canada”) is very busy with continued construction on the $170-million Manitoba Hydro Building and the major civil construction associated with the Red River Floodway expansion and Deacon Corner Water Treatment Plant. This district office continues to be optimistic that the new Human Rights Museum on which we are construction manager will commence construction late 2007, given recent positive statements by the Federal Government to perhaps assist in operating funding.

Constructors Canada’s Toronto district office is very busy with continued activity on the previously announced RBC Centre and Maple Leaf Square Towers in downtown Toronto, and being selected as the preferred proponent by the Ontario Infrastructure Projects Corporation (OIPC) for the $350-million North Bay Hospital and the $200-million Durham Court House, both of which are part of OIPC’s Alternative Finance and Procurement projects. In addition, Constructors Canada’s Toronto district office hopes to commence construction on the Ontario Archives Facility at York University, the new home for the Toronto International Film Festival, and the next phase of Concord Adex’s massive City Place Development condominium project on which PCL has been active for the last five years.

Constructors Canada’s Ottawa district office received disappointing news just before Christmas that the new light rail transit project for that city has been cancelled, which would have brought that office $400 million worth of work. Our consortium, led by Siemens Canada, is seeking cost recovery from the City of Ottawa due to the termination of the contract. The Ottawa district office will start physical construction soon on The Delegation of the Ismaili Imalmat project and, as well, has been selected to provide construction management services for the $100-million Queen’s University Athletic Complex in Kingston, Ontario.

B1.5 Atlantic Canada

Constructors Canada’s Halifax district office (“Atlantic Canada”) continues to make excellent progress on the Maritime Helicopter Training Centre and has been recently awarded two $12-million courthouse projects in Bridgewater and Yarmouth, Nova Scotia.

B2. Buildings - US

B2.1 Seattle, Hawaii, and Alaska

The Seattle district office of PCL Construction Services, Inc. (“Services”) continues to make satisfactory progress on the US $260-million Sound Transit Light Rail project. The Seattle district office is low bidder on a lighting project for the Federal Aviation Authority at Sea-Tac Airport and will soon commence construction on a new parking structure for Sound Transit.

February 2007 Report to Shareholders of PCL Employees Holdings Ltd.	Page 4 of 12

Work has commenced on the Ted Stevens International Airport South Terminal Seismic and Security Retrofit project in Anchorage, Alaska.

2007 will be the first fiscal period for the Hawaii district office of Services in its capacity as a full-service, stand-alone district office. This district office has major condominium and vacation club projects underway on the Island of Oahu and has now commenced construction for the Residences and Ritz Carlton Club at Kapalua Bay on the Island of Maui. The Hawaii district office sees significant future opportunities.

B2.2 Los Angeles and San Diego

The Los Angeles district office of Services enjoyed its best year ever in fiscal 2006 and is in a busy operating cycle constructing the major projects secured earlier in fiscal 2006. An important project that is now well underway is the US $167-million LAUSD Central Los Angeles High School #9.

The car park facility project at the McCarran International Airport in Las Vegas being constructed by Services has been a very difficult project and is in its final stages of completion.

The San Diego district office of Services has been awarded the new music facility at the University of California, San Diego, which will be our second major project on this campus. We are awaiting final approval on the award of the US $12-million Rancho Del Ray Branch Library. This young district office is working hard to become better known in its marketplace and is paying particular attention to the biotech sector.

B2.3 Minneapolis and Denver

Services’s Minneapolis district office is now well underway on the Turtle Creek Resort project in Williamsburg, Michigan and continues to carry out significant work for our repeat client 3M.

The Denver district office of Services enjoyed moderate activity in 2006 and expects major hotel and condominium projects to proceed in Telluride and Vail, Colorado.

B2.4 Orlando

The Orlando district office of Services enjoyed a record year in 2006 and has a strong backlog of carryover work into 2007, with projects such as the 35-story 55 West mixed-use project in downtown Orlando, work at SeaWorld, and continued activity for our repeat client Lafarge in Kentucky. Work should soon be underway on the Trump Condo Tower in Tampa, Florida.

B3. Heavy Industrial – Canada

PCL Industrial Constructors Inc. (“Industrial Constructors”) continues to be very active on CNRL’s Horizon project north of Fort McMurray, Alberta. Industrial Constructors has recently been awarded a major piping contract for the delayed coker unit and diluent recovery unit on which they constructed earlier phases. Industrial Constructors is in final negotiations for the award of over $75 million worth of fabrication and module assembly for Shell Canada’s Upgrader Expansion project in Scotford, Alberta on the outskirts of Edmonton. Industrial Constructors is currently in the final stages of negotiations to secure additional major contracts for the multi-year/multi-phase/multi-billion dollar upgrader expansion program for Shell.

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Industrial Constructors has commenced the front end planning work for Suncor on a world scale hydrogen plant which Industrial Constructors expects to build commencing in 2008.

Industrial Constructors’s pipe fabrication and industrial module assembly facility in Nisku, Alberta anticipates operating at full capacity throughout fiscal 2007. This spring PCL Construction Resources Inc. will complete the development of an additional ten acres of module assembly facility to accommodate increasing volumes of work.

Even with the recent reduction of oil prices, interest remains high in the Athabasca Basin where most of Alberta’s major oil sands activity takes place and PCL’s various industrial companies continue to evaluate a number of other very major opportunities in that area.

PCL Industrial Management Inc. (“Industrial Management”) continues to work on pre-construction activity for the multi-billion dollar upgrader being developed for North West Energy near Redwater, Alberta and is hopeful field construction will begin late summer or early fall 2008. Industrial Management successfully completed the Tucker Lake Steam Assisted Drainage project for Husky Oil. Construction continues on the major ethanol plant for Husky in Minnedosa, Manitoba.

Monad Industrial Constructors Inc. (“Monad”) executed a significant amount of work on the Tucker Lake project and is currently focusing on new projects for PetroCanada at Fort MacKay and work at Snap Lake, Northwest Territories at the DeBeers Diamond Mine.

PCL Intracon Power Inc. had quite a slow fiscal 2006 but is pursuing a number of significant opportunities and will be performing the electrical work on the major upcoming Shell upgrader expansion and, as well, the electrical work on the North West Upgrader expansion.

Melloy Industrial Services Inc. (“Melloy”) is expanding its new facility in Nisku to accommodate its growth. It had an extremely busy year in its shop in fiscal 2006 and has already secured over $10 million of new vessel fabrication work. Over the Christmas period emergency shutdown work was performed to rebuild a coker unit taken out of service on the massive Syncrude project in Fort McMurray.

B4. Heavy Industrial - US

PCL Industrial Services, Inc. (“Industrial Services”) based in Bakersfield had a spectacular year in fiscal 2006 setting new records for billings and profits. Industrial Services is expanding its manufacturing shop facilities in 2007 to accommodate predicted continued growth. Industrial Services has successfully completed the rebuilding and construction of numerous steam generators to enhance the recovery of oil in the Bakersfield area. As a result of its performance and experience gained in this type of work, Industrial Services was recently awarded a US $25 million contract to fabricate and supply ten steam generator units to be shipped to Kuwait, with the potential of additional orders for over 140 more in the coming years.

Teton Industrial Construction, Inc. (“Teton”) based in Atlanta is extremely active on projects in Utah, Texas, North and South Carolina, and Georgia. The client for the two power plants in Texas has issued a letter of intent to award an additional US $100-million worth of work to Teton at those power plants. In addition, Teton is negotiating a contract which, if awarded, would more than double the value of its existing $75 million contract for the Southern Company at The Plant Bowen Power project in Cartersville, Georgia.

February 2007 Report to Shareholders of PCL Employees Holdings Ltd.	Page 6 of 12

B5. Heavy Civil

The Tempe district office (“Civil SW”) of PCL Construction, Inc. continues to pursue and secure “construction management-at-risk” projects. Construction is well underway on the large 91st Avenue WWTP Completion project for the City of Phoenix and it was recently awarded a US $51-million treatment plant project at Nogales, Arizona near the Mexican border.

The Tampa Bay district office (“Civil SE”) of PCL Civil Constructors, Inc. successfully completed the US $150-million Lee Roy Selmon Crosstown Expressway project and is well underway on the I-4 Interchange at State Road 408 in Orlando. Unfortunately we were not awarded the I-275 expansion project in Tampa on which we were low bidder, as it was well over the client’s budget. Civil SE was recently awarded a contract to construct a flyover in Tampa with a contract value of approximately US $40 million.

B6. International

PCL Constructors Bahamas Ltd. is in the final stages of the first phase of the major expansion to the Atlantis Resort on Paradise Island. The new hotel and associated water entertainment features are scheduled to open in March 2007 and our team is working extremely hard under challenging conditions to deliver the first phase as planned. Phase two of the project, which is a 750-room condominium tower, is now well underway and will be complete in December 2007. PCL Constructors Bahamas Ltd. has been approached with other opportunities within the Bahamas and will decide this year whether to pursue them or not.

C. Report on Land, Buildings and Equipment Assets

In fiscal 2006 PCL Construction Resources Inc. (“Resources”) and PCL Construction Resources, (U.S.A.) Inc. (“Resources U.S.”) spent over $50 million on new corporate assets in the categories of land and buildings, major equipment, formwork equipment, small tools, and computer equipment. A significant portion of that investment was in land and buildings and in 2006 we saw the new Centennial Learning Centre in Edmonton successfully open, as did the 30,000-square foot office expansion referred to as Building 4A in the PCL Business Park in Edmonton. As well, Constructors Canada’s Ottawa and Winnipeg district offices moved into new facilities in each of those cities and, as mentioned earlier in this report, Resources is continuing to develop the land purchased to expand the module assembly facility in Nisku. Currently Resources is completing a $4-million full interior renovation of Building 4 in the PCL Business Park and is also expanding the office and shop facility occupied by Melloy in Nisku. Resources U.S. intends to purchase land near Alpharetta for a new shop and yard facility for Teton’s operation, and Teton’s existing building will be sold once Teton has moved into new leased space this April/May.

Resources has completed the acquisition of a 7.4-acre parcel referred to as the “Big Dog property” which is contiguous to the PCL Business Park in Edmonton. This acquisition is very strategic in that it provides the property needed to develop additional parking to serve the growing needs of the PCL Business Park and also accommodate future development of the PCL Business Park.

February 2007 Report to Shareholders of PCL Employees Holdings Ltd.	Page 7 of 12

Vancouver-based Grand Sierra Equipment Ltd. continues to have its fleet of tower cranes busy and demand continues to be strong for its services.

D. Report on Corporate Activity

A huge thank you goes out to all of the corporate departments who worked so hard this year to make our centennial year activities so successful. Other major initiatives successfully launched were the new safety management system, the system-wide upgrade of JD Edwards World project (known as E1), and the development of a major training initiative entitled Foundations for Operational Excellence, which was piloted in December and will be offered to approximately 1,000 of our employees in 2007. There were many other initiatives, including enhancing our Best Estimating System, launching an update to our desktop operating system, and the continual upgrading and advancement of our systems and technology platform throughout the organization.

E. Special Projects

The Special Projects operations throughout the organization completed a record $481 million worth of work in fiscal 2006, with a contribution towards profit before bonus and tax of $37 million dollars, which is again a new record.

F. Investment Activity

We no longer have investments in the Diamond Terrace Condominiums in San Diego or the Mansion on Forsyth Park in Savannah. Our investment activity concluded satisfactorily on both of these opportunities. We currently have $85 million in a long-term investment portfolio managed by RBC Private Counsel, whose results have been satisfactory to date.

G. PCL Employees Holdings Ltd. Shares (PCLEH)

At the time of this report there are 1,953 shareholders of PCL Employees Holdings Ltd. and there are 17,889,000 shares outstanding. This represents share ownership by 70.8% of our total number of salaried employees. Our board of directors has approved continuing the Universal Share Program for fiscal 2007.

H. Safety

Our overall lost time frequency rate (LTFR) was 0.26 for fiscal 2006 based on 15,794,784 manhours. Our total recordable incident rate (TRIR) at October 31, 2006 was 3.50. Although our LTFR was effectively the same as our 2005 experience, we performed over two million manhours more direct hire work in this past fiscal period, with a high percentage of our workforce being new to our industry, with a higher risk of injury. We are satisfied that the overall trending remains satisfactory in our drive towards zero incidents. We congratulate Teton, Civil SE, and Industrial Constructors who respectively are this year’s first, second, and third place winners of the Bob Tarr Safety Award.

February 2007 Report to Shareholders of PCL Employees Holdings Ltd.	Page 8 of 12

I. Philanthropy and Community Service

This year the PCL companies and their employees directed over $2 million (mixed dollars) to the United Way campaigns across our North American operations.

Overall our companies in fiscal 2006 donated $2.7 million to charitable causes and community support (including PCL’s matching contributions to employee gifts to the United Way campaign).

Over the course of the last fiscal period, PCL committed an additional $500,000 to craft training, bringing the total in the last two years to $1.5 million divided equally among three of Western Canada’s technical institutions.

J. Company Problems

As with most large corporations, we are constantly dealing with potential problems as they arise. The following is a brief update on several of our more significant issues.

In 2006 we finalized outstanding matters relating to the Blue Water Casino dispute in Parker, Arizona. As well, we have also resolved the difficult intellectual property dispute referred to as the “Dick Claim” that resulted from the Nelson Power Plant project.

The Toronto district office of PCL Constructors Canada Inc. continues to work on the outstanding claims relating to the projects mentioned in our Mid-Year Report to Shareholders dated July 2006.

K. Awards and Rankings

Please refer to Appendix 1 for a list of awards received since our last report to you in July 2006.

We do wish to highlight three of these awards—our increase in ranking from 65th to 42nd place in Fortune 100’s Best Companies to Work For in the United States, our increased ranking from 8th place to 5th place in the 50 Best Employers in Canada, and once again being recognized for the Platinum Award for Canada’s 50 Best Managed Companies (our twelfth time being recognized by the 50 Best program and our fourth year in the Platinum Club).

L. Centennial Celebrations

Besides the centennial book and Centennial Learning Centre mentioned in the introduction to this report, our program to mark our organization’s centennial came off with great success. We applaud the pride, creativity, energy, and quality of the events, publications, videos, and activities our talented staff across North America, Hawaii, and the Caribbean delivered.

February 2007 Report to Shareholders of PCL Employees Holdings Ltd.	Page 9 of 12

M. Corporate Governance

Effective January 24, 2007 Robert (Bob) Martz and Douglas (Doug) Stollery joined the Board of PCL Construction Group Inc. Director emeritus Bob Stollery has been courageous in his battle with cancer that escalated in June 2006 and he currently is comfortable and receiving appropriate care in an auxiliary hospital in Edmonton, Alberta. Our thoughts and prayers are with Bob as he deals with this part of his life’s journey.

We were saddened to learn that John Poole passed away suddenly on January 22, 2007. John and his brother George purchased Poole Construction Ltd. from their father in 1948 and were heavily involved in the company’s growth until they sold their interests to a group of twenty-five employees and an institution investor in 1977. John was a great friend of our company and we were so fortunate he was able to contribute so much to our centennial year celebrations. He will be fondly remembered.

N. Ethics and Code of Conduct

The PCL family of companies were founded on the principles of fairness, honesty, hard work, and integrity. PCL today strives to operate with the highest of ethical standards.

It is the responsibility of all PCL employees to familiarize themselves with the details of the organization’s ethical standards and code of conduct and to ensure their actions are always in full compliance with these policies.

A comprehensive compliance program is the responsibility of management with oversight from the board and the audit committee of the board.

Looking Ahead

The remarkable performance enjoyed in fiscal 2006 leaves our organization in a very healthy state as we move through fiscal 2007 and beyond. Our solid operating performance, significant working capital, and strong carryover of quality incomplete work positions us well for the years ahead, and, as well, allows us to enjoy tremendous support from our co-sureties and financial service partners.

Compared to this time last year, we are starting to see a slowing of the single family residential market. We have also seen the decline in the price of oil and gas and the continued emergence of a strong economy in Asia. These indicators, coupled with an ever worsening situation in Iraq and the Middle East, causes us to prepare for a possible slowing of our activity commencing in early to mid 2008 and beyond.

An anomaly to this predication could be the economy of Alberta and, in particular, the impact on its heavy industrial sector in which we are a major player. That sector is predicting peak activity hitting the summer of 2008 and we are well positioned to be very much engaged in high levels of heavy industrial activity for the next three to five years.

February 2007 Report to Shareholders of PCL Employees Holdings Ltd.	Page 10 of 12

It is always difficult to predict the future, but our organization is certainly well positioned to take on the opportunities that will present themselves to us and the challenges that will come with them.

Once again we thank you, our employee shareholders, and your families for supporting our PCL team and special thanks for your personal contributions through fiscal 2006. We look forward to reporting to you again in mid year 2007.

Yours truly,	Yours truly,

PCL EMPLOYEES HOLDINGS LTD.	PCL EMPLOYEES HOLDINGS LTD.

/s/ Ross Grieve	/s/ Joseph D. Thompson
Ross Grieve	Joseph D. Thompson
President	Chairman
Chief Executive Officer

Forward-Looking Statements

This yearend report contains forward-looking statements about PCL’s future plans, strategies and expectations, including our projected operating results, the status of our ongoing projects and potential contracts that we may be awarded in the future. These forward-looking statements are subject to the safe harbor for forward-looking statements pursuant to Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts and often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “project,” “forecast,” “predict,” “could” or “may.” All forward-looking statements are based on assumptions and involve risks and uncertainties, many of which are beyond our control and which may cause our actual results, performance or achievements to differ materially from the results, performance or achievements contemplated by the forward-looking statements. These risks and uncertainties include intense competition in the construction industry, possible economic downturns in our market areas, potential cost overruns in the performance of fixed price contracts, risks of adverse judgments in pending and threatened litigation, and other risks and uncertainties that are described under the heading “Risk Factors” and elsewhere in our annual report on Form 20-F as filed with the United States Securities and Exchange Commission and distributed to you as part of this Report to Shareholders.

February 2007 Report to Shareholders of PCL Employees Holdings Ltd.	Page 11 of 12

Board of Directors of PCL Employees Holdings Ltd.

Henry R. Gillespie Edmonton, Alberta	Businessman and Former PCL Executive

Ross A. Grieve	President and Chief Executive Officer
Edmonton, Alberta	PCL Employees Holdings Ltd. and PCL Construction Group Inc.

Joseph D. Thompson	Chairman of the Board
Edmonton, Alberta	PCL Employees Holdings Ltd. and PCL Construction Group Inc. Businessman and Former PCL Executive

Garnet K. Wells Chestermere, Alberta	Businessman and Former PCL Executive

Auditors and Transfer Agents

The auditors of the company are:

KPMG LLP

Chartered Accountants

10125 – 102 Street

Edmonton, AB T5J 3V8

Canada

The company’s transfer agent is:

Computershare Investor Services Inc.

6th Floor, Western Gas Tower

530 – 8th Avenue SW

Calgary, AB T2P 3S8

Canada

February 2007 Report to Shareholders of PCL Employees Holdings Ltd.	Page 12 of 12

APPENDIX I – AWARDS

Internal awards

•	Bob Tarr Safety Award – 2006: Teton Industrial Construction, Inc. in Alpharetta, Georgia.

•	Bob Stollery Construction Leadership Award Winner: Jody Savage, project coordinator in Edmonton Industrial

•	Les Albert Leadership Award Winner: Branden Stephan, superintendent in Orlando

External Awards

Since July 2006, our organization has been recognized for a wide variety of achievements:

–	Canada’s 50 Best Managed Companies, Platinum Club – 2006-2007: This is the twelfth time we’ve been recognized by the 50 Best program. It is also our fourth consecutive year in the Platinum Club.

–	Canada’s Top 100 Employers 2006: This is the sixth year we’ve received this recognition!

–

Best Places to Work in Hawaii – 2007: This is the first time we’ve been recognized by Hawaii’s Best Places to Work program, which recognizes thirty-five companies based on information collected from executives and employees.

–

2006 Top Projects (Alberta): The PCL Centennial Learning Centre (CLC) and the Husky Tucker Thermal – Central Processing Facility were recognized as the top projects of 2006 by Alberta Construction Magazine. The CLC was listed in the commercial category, and Husky Tucker was in the industrial category.

–

Alberta’s Business Person of the Year – Ross Grieve, 2006: Our president and CEO, Ross Grieve, was recognized as Alberta’s Business Person of the Year in Alberta Venture magazine. An interview with Ross and photo shoot with some of the Edmonton-area employees was the feature piece in the December 2006 issue of the magazine.

–

Outstanding Corporation of 2006: The Edmonton chapter of the Association of Fundraising Professionals recognized PCL in November, 2006, for outstanding philanthropy to the Edmonton community. We were nominated by our friends at the United Way on the heels of our nearly $600,000 donation to the organization this year.

–

Awards of Excellence 2006: Our Vancouver operation was recognized for excellence in four categories at this year’s Vancouver Regional Construction Association Awards of Excellence dinner. The awards included Construction Workplace Health & Safety Innovation (for our stretching program), Safety (for our superior record as a general contractor with over 200,000 person hours), Gold Award of Excellence (for our work on St. George’s senior school), and Contractor of the Year.

–

Business Hall of Fame 2006: Our Saskatchewan operation was inducted into the province’s Business Hall of Fame at the annual Achievement in Business Excellence awards dinner in Regina on October 28, 2006. This honor comes on the heels of the district’s record success in our centennial year.

–	Top Ten Best Places to Work in Denver: This designation is based on survey results from the Denver Business Journal that most of the Denver region staff responded to.

–

LEED Gold Certification for the Centennial Learning Centre (CLC) – 2006: Created and administered by the U.S. Green Building Council in Washington, D.C., the LEED program distinguishes building projects that have demonstrated a commitment to sustainability by meeting higher performance standards in environmental responsibility and energy efficiency. The CLC project is only the second in Edmonton to attain Gold certification.

–	Top 100 Companies for Working Families – 2006: Our Orlando operation was recognized on this list for outstanding family-friendly business practices.

–	Charles J. Eidel Safety Award – 2006: Our Orlando operation was recognized here for our level of company commitment to safety.

–	Design-Build Award of Excellence – 2006: Awarded to PCL’s Atlantic Canada operation and WHW Architects for the Chiefs’ and Petty Officers’ and Officers’ Facility project.

Rankings

–	Fortune 100 Best Companies to Work For in the U.S.: 2007 marks the second consecutive year we’ve made this prestigious list. This year, we jumped twenty-three spots from #65 to #42!

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50 Best Employers in Canada – 2007: Ranked #5 out of 50, up three spots from last year. This year marks our first year in the top five, and our eighth year in the top 50. (Globe and Mail Report on Business magazine).

–	Top 40 Contractors in Canada: Ranked #1 in June/July 2006 issue of Canadian Commerce and Industry magazine. PCL has been ranked #1 for six consecutive years!

–	Top 400 Contractors Sourcebook: Ranked #10 according to Engineering News Record (ENR) – up four spots from last year. PCL has ranked in the top 25 since 1995.

–	A Beacon of Hope: Giants 300 (Top 20 Commercial Contractors): Ranked #7 out of 20.

–	A Beacon of Hope: Giants 300 (Top 20 Industrial Contractors): Ranked #8 out of 20.

–	ENR Top 225 International Contractors – 2005: Ranked #22.

–	ENR Top 225 Global Contractors – 2005: Ranked #46.

–	ENR Top 200 Environmental Firms – 2006: Ranked #43: up 26 spots!

–	ENR Top 100 Design-Build Firms – 2006: Ranked #35 up 19 spots!

–	ENR Top 100 Construction Management Firms At-Risk – 2006: Ranked #19.

–	Venture 100 Biggest Public, Private and Crown Corporations – 2005: Ranked #20 out of 100, as per the September 2006 issue of Alberta Venture magazine

–	Largest Colorado Private Companies – 2005: #6 out of 250 according to the Denver Business Journal

–	Fastest Growing Private Companies – 2006: Our Los Angeles operation ranked #6, as reported in the November 2006 issue of the San Fernando Valley Business Journal.

–	California’s Largest General Contractors – 2006: Our Los Angeles operation ranked #23, up three spots from last year.